SUPPL

82-03138

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with DTR 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules.

The Company was notified on 15 August 2008 by the trustee of the BAE Systems Share Incentive Plan, Equiniti Share Plan Trustees Limited, that on 14 August 2008 the following Persons Discharging Managerial Responsibility ("PDMRs") acquired ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 468.93 pence per share and were also awarded ordinary shares of 2.5p at nil consideration under the Matching Shares element of the same share plan. The transactions took place on the London Stock Exchange.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares purchased – Partnership Shares	Number of BAE Systems plc Ordinary shares acquired – Matching Shares
Philip Bramwell	26	13
Andrew Davies	27	13
Alan Garwood	26	13
Alastair Imrie	26	13
Ian King	26	13
George Rose	26	13
Nigel Whitehead	13	13

15 August 2008




08004447

82-03138

BAE Systems plc

TOTAL VOTING RIGHTS – MONTH-END NOTIFICATION

As at 31 July 2008 BAE Systems plc:

(i) had 3,580,567,326 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 55,750,722 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

(iii) accordingly, had total voting rights of 3,524,816,604.

The total voting rights figure (of 3,524,816,604) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

31 July 2008

BAE Systems plc RECEIVED **82-03138**

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Detica Group plc

2. Reason for notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No

3. Full name of person(s) subject to notification obligation:	BAE Systems plc
4. Full name of shareholder(s) (if different from 3):	N/A
5. Date of transaction (and date on which the threshold is crossed or reached if different):	29 July 2008
6. Date on which issuer notified:	30 July 2008
7. Threshold(s) that is/are crossed or reached:	3% and every integer thereafter up to and including 8%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
	0	0	9,575,433	9,575,433	N/A	8.23%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial	Expiration date	Exercise/ conversion	No. of voting rights that may be acquired	Percentage of voting rights

instrument		period/date	(if the instrument exercised/converted)	
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	Percentage of voting rights
9,575,433	8.23%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	N/A
14. Contact name:	N/A
15. Contact telephone name:	N/A

For notes on how to complete form TR-1 please see the FSA website.

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	BAE Systems plc
Contact address (registered office for legal entities)	6 Carlton Gardens, London, SW1Y 5AD, UK
Phone number & email	01252 383 914
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	Detica Group plc
Contact address	Priestley Road Surrey Research Park Guildford Surrey GU2 7YP
Phone number & email	01483 816 000
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BAE Systems plc
Company dealt in	Detica Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares of 2 pence
Date of dealing	29 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	*16,737,830	14.38	# 28,308	0.02
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	*16,737,830	14.38	# 28,308	0.02

* This includes 7,162,397 ordinary shares which are the subject of irrevocable undertakings given to BAE Systems (Holdings) Limited by Detica Group plc directors.

These are held by Deutsche Bank which is presumed to be acting in concert (within the meaning of the City Code) with BAE Systems (Holdings) Limited.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	9,575,433	440 pence

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	29 July 2008
Contact name	Philip Shelley
Telephone number	020 7568 0000
Name of offeror with which associated	BAE Systems plc
Specify category and nature of associate status (Note 10)	

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

Regulatory News

REG-BAE SYSTEMS PLC Clarification Rule 8.1

Released: 31/07/2008

com:20080731:Rnse2909A

RNS Number : 2909A

BAE SYSTEMS PLC

31 July 2008

Clarification FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES

FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BAE Systems plc
Company dealt in	Detica Group plc
Class of relevant security to which the dealings being disclosed relate(Note 2)	Ordinary Shares of 2 p
Date of dealing	29 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short #	
	Number	(%)	Number	(
(1) Relevant securities	*9,575,433	8.23		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	*9,575,433	8.23		

* In addition, BAE Systems (Holdings) Limited, a wholly owned subsidiary of BAE Systems plc, has received irrevocable undertakings in respect of 7,162,397 ordinary shares (representing 6.15% of Detica's issued share capital).

There are three positions held by Deutsche Bank which is presumed to be acting

in concert (within the meaning of the City Code) with BAE Systems (Holdings) Limited, a wholly owned subsidiary of BAE Systems plc. These comprise a short position of 11,302, a short position of 21,727 and a long position of 700 ordinary shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	9,575,433	440 pence

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities(Note 7)	Price per

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of sec 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)(Note

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	31 July 2008
Contact name	Philip Shelley
Telephone number	020 7568 0000
Name of offeror with which associated	BAE Systems plc
Specify category and nature of associate status (Note 10)	

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

DCCDGGFNNMZGRZG

END